UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.  Name and Address of Reporting
Person
         JOSEPH M. STAUFFER
         P.O. BOX 40
         BRANDAMORE, PA 19316
2.  Issuer Name and Ticker or Trading Symbol
         DNB FINANCIAL CORPORATION
         DNBF
3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4.  Statement for Month/Day/Year
         OCTOBER 1, 2002
5.  If Amendment, Date of Original (Month/Day/Year)

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
         ( ) Director ( ) 10% Owner  (X)  Officer (give title below)  ( )  Other
         (specify below)
         SVP/Operations
7.  Individual or Joint/Group Filing (Check Applicable Line)
         (X)  Form filed by One Reporting Person
         ( )  Form filed by More than One Reporting Person
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
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Table I- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                     2A
                                     Deemed                                                                   6
                         2           Execu-                4                            5                    Owner-
                         Trans-      tion                  Security Acquired (A) or     Amount of            ship
                         action      action                     Disposed of (D)          Securities           Form:       7
                         Date        Date                  ---------------------------   Beneficially         Direct      Nature of
                        (Month/     (Month/   3                       (A)                Owned Follow-        (D) or      Indirect
1                        Day/        Day/     Transaction              or       Price    ing Reported         Indirect    Beneficial
Title of Security        Year)       Year)    Code         Amount     (D)                Transaction(s)       (I)         Ownership-
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Common Stock- DNBF     10/1/02                M           2,384       A        $12.36
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Common Stock- DNBF     10/1/02                M           2,133       A        $14.95
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Common Stock- DNBF     10/1/02                S           2,785       D        $22.03    8,212                 D
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
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
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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                                            9         10
                2                                                                                           Number of Owner-
                Conver-                                                                                     Deriv-    ship
                sion                                                                                        ative     of
                or                3A             5            6                7                            Secur-    Deriv- 11
                Exer-             Deemed         Number of    Date             Title and Amount of          ities     ative  Nature
                cise    3         Execu-         Derivative   Exercisable and  Underlying Securities   8    Bene-     Secur- of
                Price   Trans-    tion           Securities   Expiration Date  --------------------- Price  ficially  ity:   In-
                of      action    action         Acquired (A) (Month/Day/Year)               Amount  of     Owned     Direct direct
1               Deriv-  Date      Date    4      or Disposed  ----------------               or      Deriv- Following (D) or Bene-
Title of        ative   (Month/   Month/  Trans- of (D)       Date    Expirat-               Number  ative  Reported  In-    ficial
Derivative      Secur-  Day/      Day/    action ------------ Exer-   tion                   of      Secur- Trans-    direct Owner-
Security        ity     Year)     Year)   Code   (A)    (D)   cisable Date     Title         Shares  ity    action(s) (I)    ship
--------------- ------- --------- ------- ------ ------ ----- -------- ------- ------------- ------- ------ --------- ------ -------
Stock Option    $12.36   10/1/02          M                   12/31/00 6/30/10 DNB Fin.Corp. 2,384              0
   Dated 6/30/00                                                               Common Stock
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Stock Option    $14.95   10/1/02          M                   12/31/01 6/30/11 DNB Fin.Corp. 2,133            680
   Dated 6/30/01                                                               Common Stock
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Explanation of Responses:
Signature of Reporting Person
/s/ Bruce E. Moroney for Joseph M. Stauffer
DATE
October 1, 2002